REDC🌐RP

Interim Consolidated Financial Statements

for the six months ended

June 30, 2004

- unaudited -

04036380

REDCORP VENTURES LTD.

REDCORP VENTURES LTD.
Consolidated Balance Sheets

		June 30, 2004 (unaudited)		December 31, 2003 (audited)
ASSETS				
Current Assets:				
Cash & term deposits	$	877,955	$	536,358
Accounts receivable		222,834		137,842
Prepaid expenses		21,971		45,967
Total current assets		1,122,760		720,167
Long term investment		17,411		17,411
Fixed assets		69,805		32,991
Mineral leases and claims		3,179,200		3,179,200
Cash and term deposits held for future remediation		1,909,897		1,885,614
	$	6,299,073	$	5,835,383
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable and accrued liabilities	$	297,359	$	57,371
Shareholders' Equity:				
Share Capital:				
Authorized - Unlimited				
Issued and fully paid (note 2)		38,299,174		35,185,155
Contributed surplus		72,049		56,833
Deficit		(32,369,509)		(29,463,976)
Total shareholders' equity		6,001,714		5,778,012
	$	6,299,073	$	5,835,383

REDCORP VENTURES LTD.
Consolidated Statements of Operations and Deficit
(UNAUDITED)

	FOR THE THREE MONTH PERIODS ENDED		FOR THE SIX MONTH PERIODS ENDED	
	June 30, 2004	June 30, 2003	**June 30, 2004**	June 30, 2003
Oil & Gas Revenue	$ 6,500	$ 12,500	$ 18,100	$ 20,600
Depletion	-	(8,151)	-	(16,302)
	6,500	4,349	18,100	4,298
Interest revenue	25,665	28,970	38,552	29,002
Other Income				1,899
Gain on Sale of Securities	-	3,657	-	13,127
	32,165	36,976	56,652	48,326
Expenses				
Exploration costs	2,415,747	274,255	2,578,845	314,310
Project generation	-	586	1,092	586
Amortization	6,188	1,326	10,276	2,065
Communication	1,697	2,192	3,865	5,042
Fees and taxes	56,157	10,896	67,059	21,076
Investor Relations - Consulting	10,500	-	17,500	-
Legal and audit	25,315	16,626	40,776	24,916
Office	67,623	15,249	99,655	18,367
Other	13,066	12,093	25,969	20,549
Rent	8,726	591	17,451	5,042
Salaries	37,183	29,380	88,609	58,643
Travel	4,708	744	11,088	1,028
	2,646,910	363,938	2,962,185	471,624
Net Earnings (Loss)	(2,614,745)	(326,962)	(2,905,533)	(423,298)
Deficit, beginning of period	(29,754,764)	(27,197,336)	(29,463,976)	(27,101,000)
Deficit, end of period	$ (32,369,509)	$ (27,524,298)	$ (32,369,509)	$ (27,524,298)
Earnings (loss) per share	$ (0.04)	$ (0.01)	$ (0.05)	$ (0.01)

REDCORP VENTURES LTD.
Consolidated Statements of Cash Flows
(UNAUDITED)

	FOR THE THREE MONTH PERIODS ENDED		FOR THE SIX MONTH PERIODS ENDED	
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Cash provided by (Used in)				
Operations:				
Net loss	$ (2,614,745)	$ (326,962)	$ (2,905,533)	$ (423,298)
Items not affecting cash				
Amortization	6,188	1,326	10,276	2,065
Oil and gas depletion	-	8,151	-	16,302
Gain on sale of securities	-	(3,657)	-	(13,127)
Stock Compensation Expense	2,570	-	15,216	-
Net change in non-cash operating working capital	150,229	(67,126)	178,992	(57,022)
	(2,455,758)	(388,268)	(2,701,049)	(475,080)
Financings:				
Issuance of share capital for cash,	15,879	2,244,594	3,114,019	2,257,244
	15,879	2,244,594	3,114,019	2,257,244
Investments				
Proceeds on sale of long term investment shares	-	10,439	-	35,732
Purchase of fixed assets	(39,388)	(22,846)	(47,090)	(25,222)
Cash and term deposits held for future remediation	(12,151)	22,000	(24,283)	22,000
	(51,539)	9,593	(71,373)	32,510
Increase (decrease) in cash	(2,491,418)	1,865,919	341,597	1,814,674
Cash and term deposits, beginning of period	3,369,373	121,700	536,358	172,945
Cash and term deposits, end of period	$ 877,955	$ 1,987,619	$ 877,955	$ 1,987,619

Notes to Consolidated Financial Statements

1. Accounting Policies:

The "Company" consists of Redcorp Ventures Ltd. and it's wholly owned subsidiary Redfern Resources Ltd.

The information as at June 30, 2004 and for the six month periods ended June 30, 2004 and 2003 are unaudited. However, such financial information reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for the periods presented. The unaudited interim consolidated financial statements are prepared using accounting policies consistent with, and should be used in conjunction with, the Company's consolidated financial statements as at and for the year ended December 31, 2003.

2. Share Capital:

(a) *Authorized, issued and outstanding:*

Authorized share capital consists of unlimited number of no par value common shares.

Details of shares issued and outstanding are as follows:

	June 30, 2004		June 30, 2003	
	Number	Amount	Number	Amount
Balance, beginning of period	42,330,255	$ 35,185,155	27,915,255	$ 32,496,046
Issued for cash:				
Options exercised	185,000	29,600	40,000	6,400
Warrants exercised	1,832,600	410,150	635,000	158,750
Private Placement	9,999,999	3,000,000	12,000,000	2,400,000
Less Expenses of offering		(325,731)		(307,906)
Balance, end of period	54,347,854	$ 38,299,174	40,590,255	$ 34,753,290

(b) *Share purchase options:*

	Number of shares	Weighted average Exercise price
Outstanding, December 31, 2003	1,815,000	$0.20
Granted	100,000	$0.30
Exercised	(185,000)	$0.16
Expired		
Outstanding, June 30, 2004	1,730,000	$0.21

The options outstanding at June 30, 2004 expire between November 24, 2004 and July 22, 2008.

(c) *Stock-based compensation:*

Prior to January 1, 2003 the Company used the settlement method to account for stock based compensation awards. During 2003, the Company recognized compensation cost of $56,833 in respect of options granted in 2003 under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

	Q2 2004	2003
Risk free interest rate	3.25%	3.25%
Dividend yield	0.00%	0.00%
Expected lives	2.5 years	2.5 years
Volatility	52.00%	55.00%

The weighted average grant date fair value of options granted during the quarter ended June 30, 2004 was $0.11 per option (year ended December 31, 2003 - $0.11). An expense of $2,570 was recorded for stock-based compensation in the three months ended June 30, 2004.

(d) . Share purchase warrants:

Each warrant entitles the holder to purchase a common share at a set price and is exercisable at the option of the holder for a set period of time. There are 5,890,733 warrants issued and outstanding at June 30, 2004 which are exercisable as follows:

Balance, March 31, 2004	Issued	Exercised	Expired	Balance, June 30, 2004	Exercise price	Expiry
100,000	-	100,000	-	0	$0.20	May 14, 2004
1,885,000	-	127,600	-	1,757,400	$0.25	May 14, 2005
800,000	-	-	-	800,000	$0.30	March 8, 2006
3,333,333	-	-	-	3,333,333	$0.45	March 8, 2006
6,118,333		227,600		5,890,733		

The 227,600 warrants exercised in the second quarter of 2004 resulted in proceeds of $51,900 for the Company.

3. Commitments and contingencies:

(a) Operating leases:

The Company is party to certain operating leases for office space and office equipment:

2004	$	17,478
2005		35,900
2006		9,375
2007 and thereafter		-

(b) Contingencies:

Redfern must satisfy two conditions of its Tulsequah Project Approval Certificate, granted on December 13, 2002, before project construction and development is authorized to proceed. These conditions relate to (i) further characterization of sediments underlying the proposed tailing impoundment, and (ii) chronic toxicity testing of proposed water treatment effluent discharge. Protocols have been established to satisfy these conditions and Redfern completed all of the required studies and work in May and early June. Redfern

also expects to finalize the federal Canadian Environmental Assessment Act screening amendment approval in 2004.

14. Subsequent events:

The Company was audited by the province of British Columbia on its Corporate Capital Tax returns for the tax years ended 1997, 1998 and 1999. An error was discovered leading to a re-assessment of corporation capital taxes owing, including accrued interest and penalties, of $46,838. The amount has been paid and is reflected on the June 30, 2004 financial statements.

The Company announced on June 16 a brokered private placement financing to raise up to $4,000,250 through the sale of up to 5,000,000 flow-through shares at a price of $0.40 per flow-through share and 5,715,000 units at a price of $0.35 per unit. The units consisted of one common share and one-half of a non-transferable share purchase warrant, exercisable at $0.50 for two years from closing. The Agents were granted an over-allotment option to place a further 2,900,000 units to raise an additional $1,015,000. This was subsequently increased and amended on July 7 by an additional 2,500,000 flow-through shares to raise an additional $1,000,000 and by amending the units to include a full, transferable share purchase warrant at the same price. The brokered private placement closed on July 16 for the full number (7,500,000) of flow-through shares and 6,906,858 units for gross proceeds of $5,417,400.



REDCORP VENTURES LTD.

Interim report
for the six months ended
June 30, 2004

Management Discussion and Analysis

Overall Performance

This discussion should be read in conjunction with the accompanying six month unaudited consolidated financial statements for Redcorp Ventures Ltd. and its wholly-owned subsidiary Redfern Resources Ltd. ("Redfern"), (collectively the "Company"), and related notes for the period ending June 30, 2004.

The Company is engaged in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. The Company's principal property is the active Tulsequah Project in northwest British Columbia which is owned and operated by Redfern. Redcorp also owns the the Hawk gold project in north central British Columbia which has been joint ventured and is not currently active.

During the six months ended June 30, 2004 the Company completed a brokered private placement financing to obtain working capital and to advance funds to Redfern for advancement of the Tulsequah project. The Company raised gross proceeds of $3,000,000 through the issuance of 3,333,333 flow-through shares at $0.30 per flow-through share and 6,666,666 Units at $0.30 per Unit. Each Unit consisted of one share and a non-transferable warrant for one-half of a full common share at a price of $0.45 for two years from the closing date of March 8, 2004. Net proceeds after deduction of financing costs of $325,731 totalled $2,675,269. In addition the Company issued 1,832,600 shares pursuant to exercise of outstanding warrants to net $410,150. An additional $29,600 was realized on the exercise of 185,000 share options. Total net funds realized through issuance of share capital in the first six months of 2004 totalled $3,114,019 compared to $2,257,244 during the corresponding period in 2003.

Preparations for resumption of exploration at the Tulsequah Project commenced early in the period. The Tulsequah camp was opened and site preparations commenced in the beginning of April. Drilling activities were initiated with one drill rig in mid April and with a further two drill rigs on May 12. Underground development work to extend an exploration drift by 160 meters started in late April and was completed on June 17. The current drilling program is designed to further delineate the Tulsequah deposit and identify potential extensions to the deposit in preparation for a resource re-estimation in compliance with National Policy 43-101. Amec Engineering Consultants Inc have been contracted to conduct the re-estimation on completion of the planned program and have completed their site visit and initial audits of procedures. Work was also advanced during the reporting period to complete outstanding permitting requirements and to file necessary documents to secure an amended federal Canadian Environmental Assessment Act (CEAA) screening authorization and to resolve conditions attached to the new Project Approval Certificate.

Critical Accounting Estimates and Changes in Accounting Policies

Based on the most recent feasibility studies and project permitting status, management believes the carried value of the properties is not impaired and, accordingly, no write-down of mineral properties has been recorded. The Tulsequah Chief project has a capitalized value of $3,175,000 as indicated in note 6(a) to the audited annual financial statements for the year ended December 31, 2003. Apart from the potential write-down of mineral properties from time to time, based on the assessment of mineable deposits, there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of the Company's mineral properties. The Company's consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.

The Company changed its accounting methods for stock-based compensation to the fair-value method in 2003, details of which are disclosed in note 2 of the annual consolidated financial statements. The stock-based compensation expense recorded in the first six months of 2004 was $15,216. Stock-based compensation expenses recorded in the period ending June 30, 2004 relate to the issuance on February 2 of 200,000 options (100,000 vested) to a non-employee providing contract investor relations services for the Company.

Results of Operations

During the six months ended June 30, 2004 the Company's total expenditures were $2,962,185, as compared to $471,624 in the same period of 2003. This increase principally reflects the increased exploration costs associated with the Tulsequah project exploration program. Administration and overhead expenses in the six months ending June 30, 2004 were $383,340 compared to $157,314 in the corresponding period of 2003. The higher costs in 2004 are related principally to increased expenditures for investor relations, increased costs for salaries and stock compensation expense due to addition of personnel relative to 2003, and increased costs for purchase and upgrading of office computing supplies and equipment. In addition, an audit of prior years' corporate capital taxes discovered a filing error resulting in a required payment of $46,838 in taxes due and penalty charges.

Income from interest, and revenue from investment interests in oil and gas properties (before depletion) during the first six months of 2004 was $56,652 (2003 - $51,501). The Company experienced higher interest revenue in 2004 due to larger cash balances in interest-bearing accounts relative to the corresponding period in 2003.

During the first six months of 2004 Redfern did not sell any of its long-term investment securities held in EuroZinc Mining Corporation ("EuroZinc"). During the equivalent period in 2003 Redfern recorded a gain from the sale of EuroZinc shares in the amount of $13,127. As of June 30, 2004 Redfern continues to hold a total of 330,926 EuroZinc shares. The value of Redfern's holdings in EuroZinc have appreciated as a result of that company's acquisition of the Neves Corvo copper mine in Portugal and the general improvement in metal prices over the corresponding period.

Exploration activities remained focused on Redfern's Tulsequah project with expenditures related to pre-positioning of supplies, fuel and equipment preparatory to start of exploration operations in early April 2004 and subsequent drilling and underground development costs related to the exploration program.

Related Party Transactions and Additional Disclosure

The Company does not hold any off-balance sheet debt, nor does any director of the Company hold debt on behalf of the Company. All material transactions have been recorded or disclosed in the accompanying consolidated financial statements of the Company. There were no significant related-party transactions in the first six months of 2004 and expenditures in 2003 were limited to payment of $10,611 in allocated office rent and costs to Canico Resource Corp., which shares two common directors with the Company. The Company's most significant contractual obligations relate to its current office and office equipment leases with commitments totalling $62,753 through to early 2006.

Summary of Quarterly Financial Information

The following represents selected consolidated financial data for the eight quarters ended June 30, 2004 (unaudited):

Quarter ended	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004
Net revenue (Note 1)	$33,699	$11,349	$24,487	$32,165
Net earnings (loss) (Note 3)	$(1,223,995)	$(715,683)	$(290,788)	$(2,614,745)
Net earnings (loss) per share (Note 3)	$(0.04)	$(0.02)	$(0.01)	$(0.04)

Quarter ended	Sep 30, 2002	Dec 31, 2002	Mar 31, 2003	Jun 30, 2003
Net revenue (Note 1)	$9,431	$6,902	$11,349	$36,976
Net earnings (loss) (Note 3)	$(356,958)	$(141,793)	$(96,336)	$(326,962)
Net earnings (loss) per share (Note 3)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

(1)   Net revenue includes oil and gas revenue, interest and other revenue, and gain on sales of investments.
(2)   There are no preferred shares authorized.
(3)   Net earnings in total and on per equity share is same as indicated above.

Quarterly variations principally reflect the variation in the Company's exploration expenditures and activity from quarter to quarter and year to year. Seasonal exploration expenditures are greatest in the third quarter of each year reflecting the increased activity during the summer field months for the Company's mineral properties located in northern British Columbia. Expenditures were increased in 2004 and 2003 relative to 2002 due to the increase in financing made possible by the improvement in metal prices and project economic outlook due to increases in global market demand. In addition, the receipt by Redfern of a Project Approval Certificate for the Tulsequah project led to a re-activation of that project and increased levels of exploration expenditures. It is anticipated that this trend will continue through 2004. Increased income is

primarily due to increased interest income, and increased revenue from oil and gas interests. Depletion expenses on oil and gas revenue ended in the fourth quarter of 2003.

Liquidity and Capital Resources

In the past two years the Company has raised cash proceeds pursuant to share offerings of $6,263,379 (net of financing costs). The Company announced a brokered private placement during the reporting period to raise approximately an additional $6 million through the sale of share capital. Subsequent to the reporting period the Company closed the brokered portion of the financing for gross proceeds of $5,417,400 through the sale of 7,500,000 flow-through shares at $0.40 per flow-through share to raise $3,000,000 and a further 6,906,858 Units at $0.35 per Unit for proceeds of $2,417,400. Each Unit consisted of one common share of the Company and a transferable share purchase warrant exercisable at $0.50 per share until July 16 2006. This private placement was subject to payment of an 8% cash commission to the Agents and issuance to the Agents of brokers warrants equal to 8% of the total issued flow-through shares and Units, exercisable at $0.35 until July 16, 2005. The details of this financing will be reported in the third quarter financial statements. The purpose of the financing was to provide funds for completion of the Tulsequah exploration program, advancement of the Tulsequah project to feasibility and for general working capital purposes. The Company has no long term debt.

In 2003 Redfern sold 447,500 shares of EuroZinc for net proceeds of $40,695. No shares of EuroZinc were sold in the first six months of 2004 and Redfern retained a total of 330,926 shares of EuroZinc as of June 30, 2004. The cash resources of the Company and Redfern have been principally used to fund the exploration of mineral properties and the feasibility, permitting and defence of the permitting of the Tulsequah properties as well as to fund the Company's net overhead expenses and project generation costs. A total of $877,955 remained in cash and term deposits at June 30, 2004 (December 31, 2003 - $536,358) prior to the completion of the aforementioned brokered financing as a subsequent event.

The recoverability of amounts shown for the Tulsequah project is dependent upon completion of remaining permitting with the government. The Company intends to finance future exploration programs by selling equity or debt instruments or joint venturing its properties until cash flow from operations is developed. If such funds cannot be secured, the exploration activities will be delayed until necessary financing is received or the project will be discontinued.

Redfern is obligated to increase its existing cash and term deposits held for future remediation expenditures related to the Tulsequah Chief property by 10% of the remaining balance, per annum, until the remediation work is completed. This amounts to approximately $150,000 per annum, less accumulated interest. This obligation was waived by Teck Cominco in 2002. Remediation expenditures of $119,350 in 2003 were funded by withdrawals from this account and no additional top-up was required in 2003. Additional remediation expenses have been incurred in 2004 ($90,000 in the first six months) and a further $150,000 is estimated to be required to complete current remediation works at the site. It is anticipated that further withdrawals will be made from the remediation account to recover these costs.

The exploration and development programs of the Company are determined based on management's objectives, the assessment of the likelihood of success for each phase, the

anticipated costs, the funding available to complete the program and external factors such as legal issues, the results of negotiations with First Nations and changes in government policies.

Material changes in the liquidity of the Company are substantially determined by the extent of the exploration or development program and its success or failure and the ability to raise capital.

Acquisitions and Divestitures

In the first six months of 2004 Redfern acquired one claim at the Tulsequah property. In 2003, the Company did not acquire any additional claims or abandon any claims held as of December 31, 2002. In May the Company entered into an option and joint venture agreement dated April 2, 2004 with Softrock Minerals Ltd. whereby Softrock may earn a 60% interest in the Hawk property through completion of staged expenditures totalling $600,000 and cash payments of $60,000 on or before April 2, 2007. Softrock has completed the initial $5,000 cash payment and is putting together its planned work program for exploration at the project.

Risks and Uncertainties

The business of exploration for minerals involves a number of risks which management attempts to mitigate to the extent practical.

In particular, few properties that are explored are ultimately developed into producing mines. The success of exploration and development programs can be affected by a number of matters, including but not limited to, geological and physical uncertainties, labour disruptions, environmental concerns, world mineral prices, foreign exchange fluctuations, uncertainties concerning title to properties and government restrictions.

Various First Nations have claimed title to the Province of British Columbia, including the Tulsequah Properties and it is unknown whether or how this might affect Redfern's interests.

The successful discovery and development of mineral properties also requires a significant level of financial resources. There is no assurance that the Company and Redfern will be successful in obtaining required levels of financing to complete its current year's exploration and/or development programs. However, management believes that cash resources on hand together with funds raised through recently completed share issuances should be sufficient to complete the current year's programs and provide working capital into 2005. For additional discussion of risks please refer to the Company's documents filed on the SEDAR electronic disclosure system at www.sedar.com.

During the first six months of 2004 the Company recorded a net loss of $2,905,533 compared to a loss of $423,298 in the corresponding period of 2003. Consolidated working capital at the end of the period stands at $825,401 compared with $662,796 in the corresponding period in 2003.